Exhibit 99.1

NextSource Materials Announces Results of 2021
Annual and Special Meeting of Shareholders

NEWS RELEASE – TORONTO, December 6, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce the results of the Annual and Special Meeting of Shareholders (the “Meeting”) held virtually at 10:30 AM Toronto, Ontario, Canada on December 6, 2021.

As of the record date for the Meeting, which was November 25, 2021, there were 99,026,656 common shares of the Company outstanding and entitled to vote at the Meeting. A total of 51,726,338 common shares equivalent to 52.2% of the common shares entitled to vote at the Meeting were represented in person or by proxy.

The final voting results of the Meeting are set out below:

(1)
Election of Directors. Each of the nominees were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the voting results with respect to the election of directors:

Nominee	For	Withheld	Broker Non-Vote
Sir Mick Davis	99.6%	0.4%	3.0%
Craig Scherba	99.6%	0.4%	3.0%
Brett Whalen	99.7%	0.3%	3.0%
Robin Borley	99.5%	0.5%	3.0%
Christopher Kruba	99.9%	0.1%	3.0%
Ian Pearce	99.9%	0.1%	3.0%

(2)
Appointment of MNP LLP. The Company’s shareholders approved the re-appointment of MNP LLP, Chartered Professional Accountants, as the Company’s auditors for the fiscal year ending June 30, 2022 and that the Board of Directors is authorized to fix their remuneration. The following table sets forth the voting results with respect to the re-appointment of MNP LLP:
For	Withheld
98.2%	1.8%

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

The Company’s Molo graphite project in Madagascar is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite. Construction of Phase 1 of the Molo Project is underway, with commissioning expected in Q2 2022.
NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

For further information contact: +1.416.364.4911
Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.